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July 26, 2017	Adam S. Lovell T +1 202 508 4688 adam.lovell@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Mses. Vroman-Lee and Hamilton:

We are writing to respond to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 25, 2017 in connection with Post-Effective Amendment No. 4 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on July 19, 2017 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s additional comment is summarized below and is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.      Comment: In footnote 7 to the “Summary of Fund Expenses” table, please revise the description of the Expense Limitation and Reimbursement Agreement to state that amounts recaptured pursuant to the Expense Limitation and Reimbursement Agreement will be limited to the lesser of (1) the expense limitation amount that was in effect at the time of the waiver or reimbursement or (2) the expense limitation amount that is in effect at the time of recapture. Please make similar changes to the disclosure wherever the Expense Limitation and Reimbursement Agreement is described throughout the Registration Statement.

Response: The requested changes have been made.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (202) 508-4688.

- 2 -	July 26, 2017

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell, Esq.

cc: Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.

Nathan D. Somogie, Esq.